Filed Pursuant to Rule 433
Registration Statement No. 333- 275684
Issuer Free Writing Prospectus dated February 12, 2024
Relating to Preliminary Prospectus dated February 9, 2024

TOP WEALTH GROUP HOLDING LIMITED

2,000,000 Ordinary Shares

This free writing prospectus relates to the initial public offering of ordinary shares of Top Wealth Group Holding Limited (the “Company”) and should be read together with the preliminary prospectus dated February 9, 2024 (the “Preliminary Prospectus”) that was included in Amendment No. 4 to the Registration Statement on Form F-1 (File No. 333- 275684), which can be accessed through the following web link:

https://www.sec.gov/Archives/edgar/data/1978057/000121390024012001/ff12024a4_topwealth.htm

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Revere Securities, LLC at 212-688-2238.

Top Wealth Group Holding Limited

CORPORATE PRESENTATION

FEBRUARY 2024

Free writing prospectus dated February 12, 2024
Filed pursuant to Rule 433 of the Securities Act of 1933, as amended
Relating to Preliminary Prospectus dated February 9, 2024
Registration No. 333-275684

Free Writing Prospectus Statement

This free writing prospectus relates to the proposed public offering of ordinary shares ("Shares") of Top Wealth Group Holding Limited ("we", "us", or "our") and should be read together with the Registration Statement we filed with the U.S. Securities and Exchange Commission (the "SEC") for the offering to which this communications relates and may be accessed through the following web link:
https://www.sec.gov/Archives/edgar/data/1978057/000121390024012001/ff12024a4_topwealth.htm

The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

Alternatively, we or our underwriter will arrange to send you the prospectus if you contact either Revere Securities, LLC, or our company via the details below.

REVERE SECURITIES, LLC	**TOP WEALTH GROUP HOLDING LIMITED**
Tel: +1 (212) 688-2238 Email: contact@reveresecurities.com	Tel: +852 36158567 Email: ir@topwealth.cc
NEW YORK OFFICE	PRINCIPAL EXECUTIVE OFFICES
560 Lexington Avenue, 16th Floor New York, NY 10022, USA	UNITS 714 & 715, 7F, HONG KONG PLAZA, 118 CONNAUGHT ROAD WEST, HONG KONG

Forward-looking Statements

This presentation contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events.

You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as "approximates," "believes," "hopes," "expects," "anticipates," "estimates," "projects," "intends," "plans," "will," "would," "should," "could," "may" or other similar expressions in this presentation. These statements are likely to address our growth strategy, business plans, future industry demand, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.

Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: our goals and strategies; our future business development, financial condition and results of operations; the introduction of new product and service offerings; our expectations regarding changes in our revenues, costs or expenditures; our expectations regarding the demand for and market acceptance of our products and services; our expectations regarding the growth of our customer base, including consolidated account customers; competition in our industry; government policies and regulations relating to our industry; and assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations and our actual results could be materially different from our expectations. We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under the "Risk Factors" section of the prospectus contained in the Registration Statement.

Statistical data referenced in this presentation may also include projections based on a number of assumptions. The caviar industry and demand for caviar may not grow at the rate projected by market data, or at all. Failure of caviar demand and/or the caviar industry to grow at projected rates may have a material and adverse effect on our business and the market price of the ordinary shares. By way of example and without limitation to risks set forth in our prospectus, international trade regulation, customs rules, exchange rates, demand for luxury food items and other factors materially affect our business. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. This presentation contains certain data and information that we obtained from third-party sources that were not independently verified by us. We have engaged Frost & Sullivan to prepare a commissioned report on the global caviar industry. Information and data relating to the global caviar industry have been derived from Frost & Sullivan's industry report, which also includes projections based on a number of assumptions. Any failure of the caviar industry to grow at the projected rate may have a material adverse effect on our business and the market price of the ordinary shares. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

We base our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Contents





Offering Summary

Issuer	Top Wealth Group Holding Limited
Ticker	Nasdaq: TWG
Pre-offering shares outstanding	27,000,000 Ordinary Shares
Securities Offered	2,000,000 Ordinary Shares (2,300,000 if the underwriter exercises its over-allotment option in full)
Price range	$4-$6
Gross proceeds	$9.3 million (based upon an assumed initial public offering price of $5 per Ordinary Share, which is the midpoint of the estimated initial public offering price range) (or approximately $10.7 million assuming the underwriter exercises its over-allotment option in full)
Use of proceeds*	(i) 50% to expand our business in North America, Europe, Asia, the Middle East and South America (ii) 27% to promote our house caviar brand (iii) 23% for working capital
Underwriters	Revere Securities, LLC

* Based on current management estimates.

CORPORATE PRESENTATION

Contents





COMPANY OVERVIEW

Who We Are

Our mission is to become a **world-renowned supplier** of caviar products and offer our caviar-based gourmet products around the globe with **unparalleled gastronomical experience**


IMPERIAL CRISTAL

Based in Hong Kong, we are a fast-growing supplier of luxury caviar products that are exported globally. We own our own brand, *Imperial Cristal Caviar*.


IMPERIAL CRISTAL
Caviar

Imperial Cristal Caviar is recognised by consumers & chefs at 5-star & Michelin-star restaurants for its tastiness, texture, appearance & exquisite packaging.

Corporate Structure


WINWIN DEVELOPMENT GROUP LIMITED
OTHER EXISTING <5% SHAREHOLDERS
PUBLIC SHAREHOLDING
Pre-offering: 74.67% Ordinary Shares
Post-offering: 69.52% Ordinary Shares
Pre-offering: 25.33% Ordinary Shares
Post-offering: 23.58% Ordinary Shares
Pre-offering: 0.00% Ordinary Shares
Post-offering: 6.90% Ordinary Shares
TOP WEALTH GROUP HOLDING LIMITED
Cayman Islands
100%
TOP WEALTH (BVI) HOLDING LIMITED
British Virgin Islands
100%
TOP WEALTH GROUP (INTERNATIONAL) LIMITED
Hong Kong

COMPANY OVERVIEW

The Business Of Caviar

OUR ROLE IN THE CAVIAR VALUE CHAIN








UPSTREAM
Sturgeon and caviar suppliers

MIDSTREAM
Distributors, wholesalers & caviar importers

DOWNSTREAM
Restaurants, bars, hotels, shops

As a **midstream** player, we currently **procure** caviar from a China-based supplier and **import** it into Hong Kong.

At our **food processing factory** in Hong Kong, the caviar is packaged and labelled before being delivered to distributors.

The distributors distribute our products to customers including F&B chains, retail stores, supermarkets and retail stores domestically in Hong Kong and globally.

COMPANY OVERVIEW

Our Business Milestones

A RAPID GROWTH STORY



AUG 2021

Established our caviar business in Hong Kong


IMPERIAL CRISTAL
Caviar

NOV 2021

Established *Imperial Cristal Caviar*, our house brand



APR 2022

Signed Exclusive Supply Agreement with Fujian Aoxuanlaisi

Securing long-term & exclusive supply of raw caviar for 10 years


3D 3D 3D
SHARE AT FB.ME/2012MATTERS
NASDAQ

NOV 2023

Filed for IPO

CORPORATE PRESENTATION

Contents







MARKET OVERVIEW

Caviar Industry Outlook

CHINA'S RISING PROMINENCE IN CAVIAR PRODUCTION

GLOBAL CAVIAR PRODUCTION VOLUME BY MAJOR REGION/COUNTRY (TONNES)



Rest Of World
Russia
EU
China
1250
1000
750
500
250
0
2018
2019
2020
2021
2022
2023E
2024E
2025E
2026E
2027E

2018–2022 GLOBAL CAGR: 11.5%

2018–2022 CHINA CAGR: 20.6%

2022–2027E GLOBAL CAGR: 10.7%

2022–2027E CHINA CAGR: 16.1%

EXPLOSIVE GROWTH OVER THE LAST 2 DECADES

400X

China's caviar production was 286.5 tonnes in 2022, up more than 400x from 0.7 tonnes in 2006

CHINA'S SHARE OF GLOBAL CAVIAR PRODUCTION



2018
33%
2022
46%
2027E
58%

Top Wealth Group has engaged Frost & Sullivan to prepare a commissioned industry report that analyzes the global caviar industry. The summary and details of the industry report, dated April 17, 2023, are contained in the Industry section of our prospectus and elsewhere in our prospectus. Information and data on this page can be found on pages 67 and 68 of our prospectus filed on January 5, 2024. Statistical data included in the industry report also include projections based on a number of assumptions. The caviar industry may not grow at the rate projected by market data, or at all. Any failure of the caviar industry to grow at the projected rate may have a material adverse effect on our business and the market price of our Ordinary Shares.

MARKET OVERVIEW

Caviar Market Outlook

GLOBAL CAVIAR DEMAND TO CROSS $4BLN BY 2027

GLOBAL CAVIAR MARKET VALUE
USD MILLIONS



5,000.00
4,000.00
3,000.00
2,000.00
1,000.00
0.00
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027

GLOBAL CAVIAR MARKET BY REGION/COUNTRY
USD MILLIONS



US Russia EU China Rest of World
1500
1250
1000
750
500
250
0
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027

Top Wealth Group has engaged Frost & Sullivan to prepare a commissioned industry report that analyzes the global caviar industry. The summary and details of the industry report, dated April 17, 2023, are contained in the Industry section of our prospectus and elsewhere in our prospectus. Information and data on this page can be found on page 69 of our prospectus filed on January 5, 2024. Statistical data included in the industry report also include projections based on a number of assumptions. The caviar industry may not grow at the rate projected by market data, or at all. Any failure of the caviar industry to grow at the projected rate may have a material adverse effect on our business and the market price of our Ordinary Shares.

MARKET OVERVIEW

Growth Drivers

CATALYSTS FOR CAVIAR MARKET GROWTH



THE RISE OF THE ULTRA-RICH CONSUMER

Growing number of ultra-wealthy individuals to support demand for caviar products in fine dining and other applications



IMPROVED TECHNOLOGY TO DRIVE PRODUCTION GROWTH

Advancements in technology used in sturgeon farming and caviar processing and preparation will drive expansion of production



Photo by Maxim Yakovlev/WikiMedia Commons

SHIFT TOWARDS SUSTAINABLE CAVIAR PRODUCTION

Government policies to protect sturgeon species, as well as international conventions such as CITES encourage artificial breeding of farmed sturgeon

CITES refers to the Convention for International Trade of Endangered Species of Wild Fauna and Flora

Top Wealth Group has engaged Frost & Sullivan to prepare a commissioned industry report that analyzes the global caviar industry. The summary and details of the industry report, dated April 17, 2023, are contained in the Industry section of our prospectus and elsewhere in our prospectus. Information and data on this page can be found on page 69 of our prospectus filed on January 5, 2024. Statistical data included in the industry report also include projections based on a number of assumptions. The caviar industry may not grow at the rate projected by market data, or at all. Any failure of the caviar industry to grow at the projected rate may have a material adverse effect on our business and the market price of our Ordinary Shares.

Market Trends

KEY CAVIAR MARKET TRENDS



INCREASINGLY DIVERSIFIED END-MARKETS

Thanks to its nutritional qualities, the use of caviar in cosmetics and pharma applications is expected to boom in coming years



EXPLOSIVE GROWTH IN CHINA

Growing spending power in China's Tier-1 cities should drive demand for quality lifestyle products such as caviar



INTENSIFIED GLOBAL BRAND BUILDING

Sturgeon farms to invest more into brand building and global promotional activities, seeking better profit margins from their own caviar brands

Top Wealth Group has engaged Frost & Sullivan to prepare a commissioned industry report that analyzes the global caviar industry. The summary and details of the industry report, dated April 17, 2023, are contained in the Industry section of our prospectus and elsewhere in our prospectus. Information and data on this page can be found on page 70 of our prospectus filed on January 5, 2024. Statistical data included in the industry report also include projections based on a number of assumptions. The caviar industry may not grow at the rate projected by market data, or at all. Any failure of the caviar industry to grow at the projected rate may have a material adverse effect on our business and the market price of our Ordinary Shares.

Entry Barriers

COMPLEX REGULATORY REQUIREMENTS



To protect the **critically endangered** sturgeon species, governments have rolled out policies, license requirements and the CITES certification system, which has **complex approval** procedures

Global sturgeon trade is regulated under the Convention on International Trade in Endangered Species of Wild Fauna and Flora ("CITES"). Under CITES, caviar from wild-caught sturgeon can no longer be traded, but caviar from captive bred sturgeon is exempt.

CHALLENGING INTERNATIONAL TRADE ENVIRONMENT



Navigating international trade policies & custom regulations to build a network of distribution channels in order to access critical markets in North America and Europe, where caviar is mainly consumed, can be challenging

TIME-INTENSIVE & OPERATIONALLY DEMANDING



Sturgeon farming and processing involves **high initial investments, long growth periods & demanding operational requirements**; it takes at least 7 years for sturgeon to mature & spawn

Top Wealth Group has engaged Frost & Sullivan to prepare a commissioned industry report that analyzes the global caviar industry. The summary and details of the industry report, dated April 17, 2023, are contained in the Industry section of our prospectus and elsewhere in our prospectus. Information and data on this page can be found on page 70 of our prospectus filed on January 5, 2024. Statistical data included in the industry report also include projections based on a number of assumptions. The caviar industry may not grow at the rate projected by market data, or at all. Any failure of the caviar industry to grow at the projected rate may have a material adverse effect on our business and the market price of our Ordinary Shares.

CORPORATE PRESENTATION

Contents





Our Competitive Strengths

FOCUSED ON THE LUXURY MARKET



- We are positioned as a luxury caviar products supplier & purveyor of **gourmet** delicacies
- We have developed an exquisite look for our **in-house brand**, *Imperial Cristal Caviar*, conveying elegance & **exclusivity**
- *Imperial Cristal Caviar* has continuously achieved **tremendous sales growth** since its launch in late 2021

LONG-TERM EXCLUSIVE SUPPLY AGREEMENT



- In China, **only 6 certified sturgeon farms** are permitted to export caviar products due to stringent operational licensing & approval procedures
- In April 2022, we signed a **10-year exclusive supply agreement** with *Fujian Aoxuanlaisi*, the sole agent of *Fujian Longhuang* — one of these 6 farms — making us **one of the few Hong Kong players** with such agreements

WIDE DISTRIBUTION NETWORK



- We operate on a business-to-business (B2B) model to **maximize our product reach** effectively & swiftly
- We leverage our distributors' networks & consumer base to **penetrate global markets** & gain **deep insights** into market trends
- Fujian Aoxuanlaisi has appointed us as the **exclusive distributor** for Hong Kong & Macau for overseas distribution

HIGH-QUALITY, COMPLIANT PRODUCTS


IMPERIAL CRISTAL

- Our strict and comprehensive quality control system has **effectively** maintained our product safety and quality
- Our caviar products are endorsed with **CITES** permits, certifying our caviar is legally traded
- Our food processing factory has a **food factory license** from Hong Kong's Food and Environmental Hygiene Department

Our Leadership

SENIOR MANAGEMENT TEAM

Kim Kwan Kings, WONG
CHAIRMAN & CEO

- One of Top Wealth Group's founders
- Oversees the Group's corporate strategy, brand promotion and business expansion
- Extensive experience in market promotion, brand promotion, sales channel expansion, business planning in wide range of industries including new retail, health supplements, biotechnology, and AI

Hung, CHEUNG
DIRECTOR

- Responsible for overall management, M&A and corporate/commercial transactions
- Executive Director of Great Wall Terroir Holdings Limited (HKEX: 524)
- 20 years of experience in corporate finance, business and administrative management
- Previously Chairman of China Biotech Services Holdings Limited (HKEX: 8037) from 2010-2016

Kwok Kuen, YUEN
CHIEF FINANCIAL OFFICER

- Independent Non-executive Director of China Tian Yuan Healthcare Group Limited (HKEX: 557) since 2016
- Previously Senior Audit Manager at PKF Hong Kong Limited
- Over 20 years of experience in financial and audit operations
- Member of CPA Australia and the Hong Kong Institute of Certified Public Accountants

Our Leadership

INDEPENDENT DIRECTORS

Feiyong, LI

INDEPENDENT DIRECTOR APPOINTEE, CHAIR OF NOMINATION COMMITTEE

· Extensive experience advising equity investment projects in Hong Kong and the United States

· Licensed representative of Koala Securities Limited since September 2019, previously a licensed representative of CNI Securities Group Limited and prior to that, Guoyuan Securities Brokerage (Hong Kong) Limited

· Holds advanced diploma in business studies from Windsor Management College of Singapore

Phei Suan, HO

INDEPENDENT DIRECTOR APPOINTEE, CHAIR OF AUDIT COMMITTEE

· Chief Financial Officer of Furniweb Holdings Limited (HKEX: 8480), previously Group Financial Controller at Bursa Malaysia-listed PRG Holdings Berhad

· Over 20 years of experience in accounting, audit and corporate finance

· Chartered Accountant of the Malaysian Institute of Accountants and Certified Public Accountant of the Malaysian Institute of Certified Public Accountants

Wai Chun, CHIK

INDEPENDENT DIRECTOR APPOINTEE, CHAIR OF COMPENSATION COMMITTEE

· Company Secretary of P.B. Group Limited (HKEX: 8331) and FingerTango Inc (HKEX: 6860)

· Independent Non-executive Director of Boltek Holdings Limited (HKEX: 8601)

· Over 15 years of experience in auditing, accounting, corporate governance and company secretarial matters

· Member of CPA Australia, Hong Kong Chartered Governance Institute, and the Chartered Governance Institute

CORPORATE PRESENTATION

Contents





Our Financial Performance

STRONG MOMENTUM SINCE OUR INCEPTION

2021 & 2022 FINANCIAL PERFORMANCE HIGHLIGHTS



$8.51 MILLION
$2.23 MILLION
$19,615
-$16,888
2021
2022
Revenue
Profit/loss before tax

2022 revenue rose over 400x year-on-year, driven by the expansion of our customer base and increased sales volume

FIRST 6 MONTHS OF 2022 & 2023 FINANCIAL PERFORMANCE HIGHLIGHTS



$6.97 MILLION
$3.69 MILLION
$1.12 MILLION
$1.82 MILLION
7
6
5
4
3
2
1
0
FIRST SIX MONTHS OF 2022
FIRST SIX MONTHS OF 2023
Revenue
Profit before tax

Sustained momentum as our customer base expanded and we received more orders from some existing customers, due to caviar's rising popularity in the fine dining industry

Our Financial Performance

SUMMARIZED INCOME STATEMENTS (USD)

	First Six Months of 2022 (1H 2022)	First Six Months of 2023 (1H 2023)	Year-on-year Comparision 1H 2023 vs. 1H 2022
Revenue	3,692,538	6,966,288	+ 88.7%
Cost of Sales	-1,666,064	-4,185,773	+ 151.2%
Gross Profit	2,026,474	2,780,515	+ 37.2%
Gross Profit Margin	55%	40%	- 27.3%
Administrative Expenses	-139,847	-895,026	+ 448.3%
Selling Expenses	-768,423	-64,916	- 91.6%
Profit/(loss) before tax	1,118,204.00	1,820,585.00	+ 74.3%

- Our cost of sales are mainly caviar purchase costs.
- Our gross profit margin declined as certain customers increased their purchase volume, securing more favorable pricing for their orders.
- Administrative expenses consist of professional fees, staff costs, depreciation, rental fee, traveling and entertainment expenses, office supplies and upkeep, and miscellaneous expenses. The rise in administrative expenses in the first six months of 2023 was mainly due to expenses related to our planned IPO, including legal, audit, and consulting fees.
- Selling expenses markedly declined in the first six months of 2023 as the Group decided to forego the services of external marketing agencies in favor of our in-house marketing team, as we have now developed a better understanding of our industry, target audience and product offerings.

Our Financial Performance

SUMMARIZED INCOME STATEMENTS (USD)

	2021	2022	Year-on-year Comparision 2021 vs. 2022
Revenue	19,615	8,512,929	+43,300.1%
Cost of Sales	-4,313	-4,309,747	+99,824.6%
Gross Profit	15,302	4,203,182	+27,368.2%
Gross Profit Margin	78%	49%	- 37.2%
Administrative Expenses	-21,004	-466,477	+2,120.9%
Selling Expenses	-11,186	-1,456,347	+12,919.4%
Profit/(loss) before tax	-16,888	2,280,358	-13,602.8%

- The Group began the caviar business in 2021. In 2021, the Group recorded minor losses due to administrative and set up costs.
- Our cost of sales are mainly caviar purchase costs.
- The higher gross margin of 78% in 2021 was because all sales that year were retail sales that fetched higher prices than those sold wholesale. In 2022 the Group's sales were a mix of wholesale and retail sales.
- Administrative expenses mainly consist of staff costs, depreciation, operating lease payments, office supplies and upkeep, travelling and entertainment, legal and professional fees and miscellaneous expenses. Administrative expenses increased in 2022 due to higher headcount, manpower, deprecation and operating lease payments.
- Our selling expenses mainly consisted of marketing expenses, paid to a marketing company charged with executing marketing campaigns for the Group.

CORPORATE PRESENTATION

Contents





Our Expansion Plans

PURSUE GLOBAL EXPANSION



Set up representative offices with local sales & marketing staff in developed markets with a **strong consumer base**, particularly in Europe, the U.S., Japan, Dubai, Australia & Southeast Asia

RAMP UP SALES & MARKETING



Boost awareness of *Imperial Cristal Caviar* via **food exhibitions**, **collaborations** with fine dining establishments, hotels, private clubs, the media, & **tasting events** in different countries & regions

WIDEN OUR PRODUCT RANGE


IMPERIAL CRISTAL
IMPERIAL CRISTAL

Widen our product selection with high-quality caviar sourced from CITES-compliant farms in Europe & the U.S, broadening the species, age & origin of our caviar products

PURSUE VERTICAL INTEGRATION



Seek opportunities to acquire non-controlling stakes in sturgeon farms in Europe & the U.S., guaranteeing a **stable supply** of quality caviar & **diversifying** our source of supply

Use of Proceeds


IMPERIAL CRISTAL
27%

BRAND PROMOTION OF OUR HOUSE CAVIAR BRAND


23%

WORKING CAPITAL




50%

BUSINESS EXPANSION INTO NORTH AMERICA, EUROPE, ASIA, MIDDLE EAST & SOUTH AMERICA

CORPORATE PRESENTATION

Contents





APPENDIX

Contacts

ISSUER

TOP WEALTH GROUP HOLDING LIMITED

ir@topwealth.cc

+852 36158567

PRINCIPAL EXECUTIVE OFFICES

UNITS 714 & 715, 7F, HONG KONG PLAZA, 118 CONNAUGHT ROAD WEST, HONG KONG

UNDERWRITER

REVERE SECURITIES, LLC

contact@reveresecurities.com

+1 (212) 688-2238

NEW YORK OFFICE

560 LEXINGTON AVENUE, 16TH FLOOR
NEW YORK, NY 10022
UNITED STATES OF AMERICA

Top Wealth Group Holding Limited